(713) 860-7352

willburns@paulhastings.com

August 26, 2020

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP/Midstream Investment Company
Preliminary Proxy Statement on Schedule 14A (File No. 811-21593)

Dear Mr. Bartz:

This letter relates to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of our client, Kayne Anderson MLP/Midstream Investment Company (“KYN”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2020 pursuant to the Securities Exchange Act of 1934, as amended. This letter is being filed in response to oral comments given on August 21, 2020 by Edward Bartz of the staff of the Commission (the “Staff”).

Concurrently with the submission of this letter, we are filing through EDGAR a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”).

Each response is prefaced by the Staff’s corresponding comment in italicized text. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in the Definitive Proxy. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Definitive Proxy.

Answers to Some Important Questions, page 2

1.

Under the caption “Why am I Being Asked to Amend KYN’s Investment Objective,” please add a reference to KYN’s forthcoming name change to the discussion of KYN’s non-fundamental investment policy to invest at least 80% of its total assets in Energy Infrastructure Companies.

Response:

KYN acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the proposed change below, as reflected on page 2.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

August 26, 2020

“While the proposed changes to the Company’s investment objective eliminate the requirement to invest at least 85% of the Company’s total assets in MLPs and other Midstream Energy Companies, the Company’s non-fundamental investment policies will require KYN to invest at least 80% of its total assets in Energy Infrastructure Companies. Management and the Board of Directors believe the proposed investment objective is in line with peer closed-end funds that have similar investment strategies. In conjunction with the amendments to the Company’s non-fundamental policies, the Board of Directors also approved changing the Company’s name to “Kayne Anderson Energy Infrastructure Fund, Inc.”

Proposal 2 To Approve an Amendment to the Company’s Concentration Policy, page 6

2.

In the text of the proposed fundamental investment policy, please specify that KYN’s non-fundamental investment policies will require it to invest at least 80% of its total assets in Energy Infrastructure Companies.

Response:

KYN acknowledges the Staff’s comment and has revised the disclosure accordingly. Please see the proposed change below, as reflected on page 7.

Proposed Fundamental Investment Policy1

We may not concentrate our investments in a particular “industry,” as that term is used in the 1940 Act and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time; provided, however, that this concentration limitation does not apply to (a) our investments in the Energy Infrastructure Industry, and (b) our investments in securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.

1 As revised, the Company’s non-fundamental investment policies will require it to invest at least 80% of its total assets in Energy Infrastructure Companies.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

August 26, 2020

KYN acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Proxy Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III

of PAUL HASTINGS LLP

cc:	David A. Hearth, Esq., Paul Hastings